UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB/A

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 16)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

AurionGold Limited
(Name of Subject Company)

Australia
(Jurisdiction of Subject Company's Incorporation or Organization)

Placer Dome Inc.
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

725906-1-01
(CUSIP Number of Class of Securities (if applicable))

J. Donald Rose
Executive Vice President, Secretary and General Counsel
Placer Dome Inc.
1600–1055 Dunsmuir Street
Vancouver, British Columbia V7X 1P1
(604) 682-7082
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Person Furnishing Form)

May 28, 2002
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents.

(a) On August 6, 2002, Placer Dome Asia Pacific Limited, a wholly owned subsidiary of Placer Dome Inc., lodged a Sixteenth Supplementary Bidder's Statement for the ordinary shares of AurionGold Limited with the Australian Securities & Investments Commission.

(b) Not applicable.

Item 2. Information Legends.

A legend compliant with Rule 802(b) under the Securities Act of 1933, as amended, has been included in the Bidder's Statement and Offer of Placer Dome Asia Pacific Limited.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not Applicable.

(3) Not Applicable.

PART III - CONSENT TO SERVICE OF PROCESS

Placer Dome Inc. has previously filed with the SEC an Irrevocable Consent and Power of Attorney on Form F-X.

PART I – INFORMATION SENT TO SECURITY HOLDERS

PLACER DOME ASIA PACIFIC LIMITED

SIXTEENTH SUPPLEMENTARY BIDDER'S STATEMENT

This document is a supplementary bidder's statement to the Bidder's Statement dated 27 May 2002 ("**Original Statement**") by Placer Dome Asia Pacific Limited (ABN 80 050 284 967) ("**Bidder**") which was lodged at the Australian Securities and Investments Commission on 27 May 2002 in relation to the Bidder's offers ("**Offers**") for all of the ordinary shares ("**Shares**") in AurionGold Limited (ABN 60 008 560 978) ("**AurionGold**").

Previous supplementary bidder's statements by the Bidder relating to the Original Statement were lodged with ASIC on 27 May 2002, 7 June 2002, 11 June 2002, 17 June 2002, 24June 2002, 26 June 2002, 27 June 2002, 4 July 2002, 10 July 2002, 12 July 2002, 25 July 2002, 29July 2002, 30 July 2002, 31 July 2002 and 2 August 2002 ("**Previous Supplementary Bidder's Statements**"). This Sixteenth Supplementary Bidder's Statement should be read together with the Original Statement and Previous Supplementary Bidder's Statements. Unless the context requires otherwise, terms defined in the Original Statement and the Previous Supplementary Bidder's Statements have the same meaning in this Statement.

Application to Takeovers Panel

On 5 August 2002, AurionGold applied to the Takeovers Panel for a declaration of unacceptable circumstances in relation to the concerns raised by AurionGold and certain interim and final orders relating to disclosure issues in relation to various statements or supplementary bidder's statements released by Placer Dome, the percentage and cap of the broker inducement fee announced by Placer Dome in its Media Release published on 29 July 2002 (Australian time), and Placer Dome's telephone canvassing to AurionGold shareholders.

The Takeovers Panel declined to make a declaration of unacceptable circumstances on the basis that the Bidder give an undertaking to the Takeovers Panel to reduce the broker handling fee it announced on 29 July 2002 to a rate of 0.75%, to a maximum of A$750. The Takeovers Panel has declined to make a declaration of unacceptable circumstances in relation to the disclosure issues raised by AurionGold or Placer Dome's telephone canvassing.

Broker Handling Fees

As a consequence, Placer Dome advises that for all acceptances received after 1:30pm Sydney time on 6 August 2002 it will pay handling fees on acceptances at the rate of 0.75% subject to a maximum fee of A$750. The fee is payable to any participating organisation of the ASX whose stamp appears on the Acceptance Form or who, in respect of a CHESS holding, provides evidence satisfactory to Placer Dome that it is the Controlling Participant who initiated the acceptance. Placer Dome reserves the right to aggregate any acceptances in determining the handling fees payable to any broker if Placer Dome reasonably believes that a party has structured holdings to take advantage of the handling fee.

Brokers are precluded from receipt of any handling fee in respect of shares in which they or their associates have relevant interests (within the meaning of those terms under the Australian Corporations Act).

In accordance with applicable US securities laws, in order to be able to accept the broker handling fee, a broker must agree in writing prior to the termination of the Offer that, for a period of 40 days after the date of payment under the Offer, all offers and sales by it of Placer Dome shares issued in connection with the Offer shall be made only:

(i) to persons outside the United States that are not US persons in accordance with Rule 903 or 904 of Regulation S under the US Securities Act of 1933; or

(ii) pursuant to an available exemption from the registration requirements of the 1933 Act.

A copy of the form of letter agreement may be obtained from Richard Phillips of Macquarie Bank Limited on (61 3) 9635 8360.

The revised broker handling fee will be available until the scheduled close of the Offer at 7pm on Wednesday 7 August 2002. Placer Dome has not yet made a decision about whether it will extend the Offer, or if it extends the Offer whether any further broker handling fee will be payable.

For acceptances that were received before 1:30pm Sydney time on 6 August 2002 and after the announcement on 29 July 2002, the previously announced handling fee arrangements will remain in place.

As at the time of this Supplementary Bidder's Statement, Placer Dome believes that the number of acceptances received before the change in the handling fee arrangements was approximately 5%. Placer Dome advised the Takeovers Panel of these facts before finalising the undertaking given to the Takeovers Panel.

Press Releases by Takeovers Panel

Attached as Annexure A is a copy of press releases made by the Takeovers Panel on 5 August 2002 and 6 August 2002 in relation to these matters.

Dated: 6 August 2002

SIGNED by **PETER TOMSETT** on behalf of **PLACER DOME ASIA PACIFIC LIMITED** who is authorised to sign this Statement pursuant to a resolution passed by the directors of Placer Dome Asia Pacific Limited on 6 August 2002.

Peter Tomsett
Director

A copy of this Statement was lodged with the Australian Securities and Investments Commission on 6 August 2002. ASIC does not take any responsibility for the contents of this Statement.

ANNEXURE A - TAKEOVERS PANEL PRESS RELEASES

Takeovers Panel

MEDIA RELEASE

No: 42/2002

5 August 2002

APPLICATION IN RELATION TO AURIONGOLD LIMITED

The Panel advises that it has today received an application from AurionGold Limited. The application seeks a declaration of unacceptable circumstances and interim and final orders in relation to the takeover bid for AurionGold Limited by Placer Dome Asia Pacific Limited.

The concerns raised by AurionGold relate to:

- Disclosure issues in relation to various statements or supplementary bidder's statements released by Placer Dome;
- The percentage and cap of the broker inducement fee announced by Placer Dome in its Media Release published on 29 July 2002 (Australian time); and
- Placer Dome's telephone canvassing to AurionGold shareholders.

The Panel notes that it has received only initial submissions on the issues so makes no comment on the issues raised. Placer Dome has indicated its initial disagreement with the concerns raised by AurionGold.

The sitting Panel for the application is Marie McDonald (sitting President), Simon Mordant (sitting Deputy President) and Elizabeth Alexander AM.

Nigel Morris
Director, Takeovers Panel
Level 47 Nauru House
80 Collins Street
Melbourne VIC 3000
Ph: +61 3 9655 3501
nigel.morris@takeovers.gov.au

Takeovers Panel

MEDIA RELEASE

No: 43/2002

6 August 2002

PANEL ACCEPTS UNDERTAKING BY PLACER DOME TO VARY BROKER INDUCEMENT FEE

The Panel advises that it has accepted undertaking offered by Placer Dome Asia Pacific Limited (**Placer Dome**) in relation to the broker inducement fee which Placer Dome announced on 29 July 2002 (Australian time) under its takeover offers for AurionGold Limited.

The Panel had concerns that the size of the fee offered by Placer Dome had the possibility of inducing brokers to place undue, and possibly coercive, pressure on their clients to accept the Placer Dome offer.

Placer Dome has undertaken to vary the broker inducement fee to 0.75% of the value of the consideration payable to an accepting shareholder, up to a maximum of $750. Acceptances placed up to 1.30 p.m. today will be paid the originally announced fee. The Panel understands that this applies to something less than 5% of the total shares in AurionGold.

As a result of the undertaking the Panel decided that its concerns relating to the broker inducement fee had been addressed.

On this basis, the Panel decided not to commence proceedings in relation to the application by AurionGold dated Monday 5 August 2002.

The sitting Panel for the application is Marie McDonald (sitting President), Simon Mordant (sitting Deputy President) and Elizabeth Alexander AM.

Nigel Morris
Director, Takeovers Panel
Level 47 Nauru House
80 Collins Street
Melbourne VIC 3000
Ph: +61 3 9655 3501
nigel.morris@takeovers.gov.au

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PLACER DOME INC.

By: /s/J. Donald Rose
Name: J. Donald Rose

Title: Executive Vice President, Secretary & General Counsel

August 7, 2002